UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                    Central Vermont Public Service Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    155771108
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                                 (CUSIP Number)

                           Anita G. Zucker, Trustee of
                        The Jerry Zucker Revocable Trust
                          c/o The InterTech Group, Inc.
                              Post Office Box 5205
                           North Charleston, SC 29405
                                 (843) 744-5174
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                 April 12, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
                                  SCHEDULE 13D
CUSIP NO.  155771108

1. NAME OF REPORTING PERSON

    Anita G. Zucker, Trustee of The Jerry Zucker Revocable Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4.         SOURCE OF FUNDS Not Applicable (See Item 3)
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION: USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          918,555
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     8. SHARED VOTING POWER

          2,000
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     9. SOLE DISPOSITIVE POWER

          918,555
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     10. SHARED DISPOSITIVE POWER

          2,000
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     920,555
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.96%
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14. TYPE OF REPORTING PERSON (See Instructions)

     IN
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

Item 1.     Security and Issuer

     Common stock of Central Vermont Public Service Corporation, 77 Grove Street, Rutland, Vermont 05701 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairman and chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing relates were purchased By Jerry Zucker with personal funds as set forth in Schedule 13D filed by Mr. Zucker May 6, 2005 and amendments thereto. In 2007 Mr Zucker transferred 918,555 of the shares of common stock as to which this filing relates to the Trust of which he was then the sole trustee. Upon the death of Mr. Zucker on April 12, 2008, Mrs. Zucker became the sole trustee of the Trust and thereby acquired, as trustee, 918,555 of the shares of common stock as to which this filing relates.

Item 4.     Purpose of Transaction

The Trust holds the shares for investment purposes. The Trust will continue to review the performance of this investment and its investment alternatives. As part of its ongoing review of this investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may also explore other alternatives with respect to this investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     The Trust owns 918,555 shares of the Issuer's common stock. Mrs. Zucker, as Trustee of the Trust, has sole voting, investment and dispositive power with respect to 918,555 shares. Mrs. Zucker is also an officer of a charitable foundation which owns 2,000 shares of the Issuer's common stock and, as such, she shares voting, investment and dispositive power as to such 2,000 shares. The 920,555 shares of the Issuer's common stock as to which Mrs. Zucker has or shares voting, investment or dispositive power is 8.96% of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None

Item 7.  Material to be Filed as Exhibits


         None

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2008


                                              s/ Anita G. Zucker
                                              -----------------------
                                              Anita G. Zucker, as Trustee of
                                              The Jerry Zucker Revocable Trust